# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QHSLab, Inc., CIK 0000856984
CUSIP: 90350R107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 901 Northpoint Parkway, Suite 302, West Palm Beah, Florida (FL), 33407
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002109110

## Reporting persons
- Nicholas Peters: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,161,049; shared voting power 1,161,049; sole dispositive power 1,161,049; shared dispositive power 1,161,049; aggregate amount beneficially owned 1,161,049 (8.65% of the class)

## Item 1. Issuer
Name of issuer: QHSLab, Inc.
Address of issuer's principal executive offices: 901 Northpoint Parkway Suite 302 West Palm Beah FL 33407

## Item 2. Person Filing
Name of person filing: Nicholas Peters
Address of principal business office or, if none, residence: C/O 901 Northpoint Parkway, Apt 302 West Palm Beach FL 33407
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,161,049
Percent of class: 8.65%
Sole power to vote or to direct the vote: 1,161,049
Shared power to vote or to direct the vote: 1,161,049
Sole power to dispose or to direct the disposition: 1,161,049
Shared power to dispose or to direct the disposition: 1,161,049

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nicholas Peters: /s/ Nicholas Peters, Nicholas Peters/Private Investor (02/09/2026)